UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       July 2005

              File No:  0-49917

Nevada Geothermal Power Inc.

(Name of Registrant)

Suite 900-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

(Address of principal executive offices)

1.

News Release dated August 9, 2005

2.

News Release dated July 21, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevada Geothermal Power Inc.

(Registrant)

Dated:  August 31, 2005

                Signed:  __/s/ Brian Fairbank_____

                                                                                     Brian Fairbank,

                                                                                     President and CEO

Nevada Geothermal Power Acquires Fourth Geothermal Project Crump Geyser, Oregon

VANCOUVER, B.C. (August 9, 2005) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF), today reported that they have acquired geothermal leases on 6500 acres of private land covering the “Crump Geyser” and an extensive hot spring system in southern, Oregon. The leases are on private land and NGP has free access on the surface for exploration and development and the right to lease land required for the plant site, production well field, pipelines and transmission line right of ways.

Geothermal assessments by the U.S. Department of Energy and the Federal Bureau of Land Management in 2003 ranked the Crump Geyser Known Geothermal Resource Area as highly favourable, (a “top pick”) for near-term geothermal power development. In the mid 1980’s, Gordon Bloomquist visited the site on behalf of the Bonneville Power Administration; at that time geothermometry indicated source water temperatures of 185°C/365°F and the resource potential was estimated at 85 MW.

“The new Crump Geyser geothermal project is an important acquisition for NGP and a new core holding”, said Mr. Fairbank, CEO & President. “The addition of the Crump Geyser geothermal site to our resource base is strategic to NGP becoming a significant explorer and developer of geothermal power in the Western United States. The much anticipated new US Energy Bill which is expected to contain an improved Federal Production Tax Credit for geothermal, allowing a longer time frame to bring new geothermal power to market further enhances the timing of the Crump Geyser acquisition”.

At Crump Geyser, a 1680-foot deep well drilled by Magma Power company (in 1959) spontaneously erupted a few days after it was abandoned by Magma. The well flowed 500 gallons/minute (30 litres/second) of boiling water 200 feet into the air continuously for 6 months before reverting to a spectacular geyser erupting at regular intervals. In the 1960’s the well was plugged with rocks stemming the geyser flow, however boiling water still rumbles at depth and boiling water bubbles to the surface.

The Crump Geyser is located in the Warner Valley, Lake County, immediately and north of Adel, Oregon, 30 miles east of Lakeview, Oregon or 175 miles north of Winnemucca, Nevada. The Crump Geyser is within the northern part of the Basin and Range rift terrain which also hosts the Blue Mountain geothermal project. The Basin and Range region is characterized by relatively thin earth crust, high heat flow and deep penetrating extensional faults. The Crump Geyser and main hot springs occur on the NGP geothermal leases over a four mile interval at the base of a prominent range front faults scarp along the western edge of Warner Valley and out into the valley a distance of about 3000 feet. A separate 2600 acre area under lease to NGP called the northern geothermal zone covers extensive hot springs also occurring along prominent segmented extensional faults. Nevada. Regional transmission lines into Warner Valley connect to the Western Area Transmission Grid. The property is readily accessible by a paved highway which runs through the property.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site in 2007 subject to further resource drilling and feasibility studies.

Brian D. Fairbank, P. Eng, CEO & President is a Qualified Person under National Instrument 43-101.

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

Dave Feick

The Equicom Group Inc.

Telephone: 416-815-0700

Email: DFeick@equicomgroup.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

E-Scan Survey 3-Dimensional Map
Outlines Potential 3 Square Mile Pumpernickel Geothermal
Reservoir

VANCOUVER, B.C. (July 21,2005) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) reports today that it has completed the E-Scan resistivity survery which has resulted in the first images of a potential underground geothermal reservoir on the Company’s geothermal leases in Pumpernickel Valley, Nevada. The main Pumpernickel E-Scan anomaly shows the potential resource over an area of about three square miles with probable fluid upflow zones and drill targets defined along the Pumpernickel Fault and a parallel structure concealed under valley sediments. The hot spring locations and the hot Magma Power well are located within the E-Scan anomaly reflecting the underlying potential reservoir.

Mr. Fairbank, CEO & President stated, “Our Pumpernickel Survey resulted in a “textbook” 3-D resistivity image which appears to show in detail the size and shape of the geothermal reservoir. The Pumpernickel survey shows off the technology and will demonstrate its power to the Department of Energy and others as a result of the Noramex/DOE joint program.”

The E-Scan technique utilized at Pumpernickel is a technologically advanced, resistivity mapping technique which directly detects hot, high salinity geothermal waters which are highly conductive relative to normal groundwater. E-Scan technology is available on a propriety basis through Premier Geophysics.

NGP recently obtained drilling permits and will commence drilling six 250-meter (820 foot) gradient wells in early August. The US Department of Energy (DOE) is funding 80% of the exploration and drilling program at the Pumpernickel Project. The DOE cost share is US$592,272 of the total budget of US$740,340.

The Pumpernickel site has been identified by David Blackwell a well known geothermal heat flow expert and professor at Southern Methodist University, to be one of the top geothermal prospects in Nevada (refer to http://www.smu.edu/geothermal/publications/GRC_Forgottenones.htm). Blackwell, is the worlds foremost expert on temperature gradient analysis.

Inovision Solutions Inc. (IVS) will cover Noramex’s (wholly-owned subsidiary of NGP) 20% share of the cost-share program or US$148,068. Inovision will also fund an additional US$165,000 for magnetic and other surveys which will be completed by October, 2005. Inovision has an option to earn a 50% joint venture interest by completing C$5,000,000 in project expenditures, paying C$120,000 in cash and issuing 600,000 shares to NGP over a five year period.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in three properties: Blue Mountain, Pumpernickel and Black Warrior, all of which are ideally situated in Nevada. An initial 30 MW power plant is planned to begin generating power at the Blue Mountain site in 2007 subject to further resource drilling and feasibility studies.

Brian D. Fairbank, P. Eng, CEO & President is a Qualified Person under National Instrument 43-101.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng.

President & CEO

www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc. Telephone: 604-633-1822

Toll Free: 866-688-0808

Email: sfkirk@nevadageothermal.com

                                                                                  Dave Feick

                                                                                        The Equicom Group Inc.

                                                                                        Telephone: 416-815-0700

                                                                                        Email: DFeick@equicomgroup.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.